Exhibit 12

STATEMENT REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS/DEFICIENCIES TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings (loss):
Pre-tax loss from continuing operations before adjustment for loss from equity investee	$(400,604)	$(91,920)	$(112,064)	$(54,144)	$(35,362)	$(42,098)
add: Fixed charges (see below)	1,719	678	1,188	1,207	1,207	712

Pre-tax loss from continuing operations before adjustment for income/loss from equity investees plus fixed charges	$(398,885)	$(91,242)	$(110,876)	$(52,937)	$(34,155)	$(41,386)
Fixed charges:
Interest expense on portion of rent expense representative of interest	$1,719	$678	$1,188	$1,207	$1,207	$712

Total fixed charges	$1,719	$678	$1,188	$1,207	$1,207	$712

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(400,604)	$(91,920)	$(112,064)	$(54,144)	$(35,362)	$(42,098)